September 19, 2012

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Resource Real Estate Diversified Income Fund

Ladies and Gentlemen:

On behalf of Resource Real Estate Diversified Income Fund, we hereby electronically file, pursuant to Section 8(b) of the Investment Company Act of 1940, its Registration Statement on Form N-2.  Resource Real Estate Diversified Income Fund will concurrently file Form N-8A.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/Thompson Hine LLP

Thompson Hine LLP

11681454.1